UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

(Amendment No. 2)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Dillard’s Inc.

(Name of Issuer)

Class A Common Stock, par value $0.01 per share

(Title of Class of Securities)

254067101

(CUSIP Number)

Marc Weingarten, Esq.

David Rosewater, Esq.

Schulte Roth & Zabel LLP

919 Third Avenue

New York, New York 10022

(212) 756-2000

Peter G. Smith, Esq.

Kramer Levin Naftalis & Frankel LLP

1177 Avenue of the Americas

New York, NY 10036

(212) 715-9100

 (Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 5, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f), or 13d-1(g), check the following box:  [   ].

 (Continued on following pages)

(Page 1 of 30 Pages)

SCHEDULE 13D
CUSIP No. 254067101		Page 2 of 30 Pages

1)	NAME OF REPORTING PERSON

Barington Companies Equity Partners, L.P.

2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[X]
		(b)	[ ]

3)	SEC USE ONLY

4)	SOURCE OF FUNDS
WC

5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
	PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]

6)	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

7) SOLE VOTING POWER
NUMBER OF	422,980 (including 43,800 shares subject to call options)
SHARES
BENEFICIALLY	8) SHARED VOTING POWER
OWNED BY	None
EACH
REPORTING	9) SOLE DISPOSITIVE POWER
PERSON	422,980 (including 43,800 shares subject to call options)
WITH
10) SHARED DISPOSITIVE POWER
None

11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
422,980 (including 43,800 shares subject to call options)

12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]

13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.61%

14)	TYPE OF REPORTING PERSON
PN

SCHEDULE 13D
CUSIP No. 254067101		Page 3 of 30 Pages

1)	NAME OF REPORTING PERSON

Barington Companies Investors, LLC

2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[X]
		(b)	[ ]

3)	SEC USE ONLY

4)	SOURCE OF FUNDS
OO

5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
	PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]

6)	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

7) SOLE VOTING POWER
NUMBER OF	422,980 (including 43,800 shares subject to call options)
SHARES
BENEFICIALLY	8) SHARED VOTING POWER
OWNED BY	None
EACH
REPORTING	9) SOLE DISPOSITIVE POWER
PERSON	422,980 (including 43,800 shares subject to call options)
WITH
10) SHARED DISPOSITIVE POWER
None

11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
422,980 (including 43,800 shares subject to call options)

12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]

13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.61%

14)	TYPE OF REPORTING PERSON
OO

SCHEDULE 13D
CUSIP No. 254067101		Page 4 of 30 Pages

1)	NAME OF REPORTING PERSON

Barington Investments, L.P.

2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[X]
		(b)	[ ]

3)	SEC USE ONLY

4)	SOURCE OF FUNDS
WC

5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
	PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]

6)	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

7) SOLE VOTING POWER
NUMBER OF	254,423 (including 4,600 shares subject to call options)
SHARES
BENEFICIALLY	8) SHARED VOTING POWER
OWNED BY	None
EACH
REPORTING	9) SOLE DISPOSITIVE POWER
PERSON	254,423 (including 4,600 shares subject to call options)
WITH
10) SHARED DISPOSITIVE POWER
None

11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
254,423 (including 4,600 shares subject to call options)

12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]

13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.37%

14)	TYPE OF REPORTING PERSON
PN

SCHEDULE 13D
CUSIP No. 254067101		Page 5 of 30 Pages

1)	NAME OF REPORTING PERSON

Barington Companies Advisors, LLC

2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[X]
		(b)	[ ]

3)	SEC USE ONLY

4)	SOURCE OF FUNDS
OO

5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
	PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]

6)	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

7) SOLE VOTING POWER
NUMBER OF	254,423 (including 4,600 shares subject to call options)
SHARES
BENEFICIALLY	8) SHARED VOTING POWER
OWNED BY	None
EACH
REPORTING	9) SOLE DISPOSITIVE POWER
PERSON	254,423 (including 4,600 shares subject to call options)
WITH
10) SHARED DISPOSITIVE POWER
None

11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
254,423 (including 4,600 shares subject to call options)

12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]

13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.37%

14)	TYPE OF REPORTING PERSON
OO

SCHEDULE 13D
CUSIP No. 254067101		Page 6 of 30 Pages

1)	NAME OF REPORTING PERSON

Barington Companies Offshore Fund, Ltd.

2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[X]
		(b)	[ ]

3)	SEC USE ONLY

4)	SOURCE OF FUNDS
WC

5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
	PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]

6)	CITIZENSHIP OR PLACE OF ORGANIZATION
British Virgin Islands

7) SOLE VOTING POWER
NUMBER OF	738,366 (including 76,600 shares subject to call options)
SHARES
BENEFICIALLY	8) SHARED VOTING POWER
OWNED BY	None
EACH
REPORTING	9) SOLE DISPOSITIVE POWER
PERSON	738,366 (including 76,600 shares subject to call options)
WITH
10) SHARED DISPOSITIVE POWER
None

11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
738,366 (including 76,600 shares subject to call options)

12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]

13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.06%

14)	TYPE OF REPORTING PERSON
OO

SCHEDULE 13D
CUSIP No. 254067101		Page 7 of 30 Pages

1)	NAME OF REPORTING PERSON

Barington Offshore Advisors II, LLC

2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[X]
		(b)	[ ]

3)	SEC USE ONLY

4)	SOURCE OF FUNDS
OO

5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
	PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]

6)	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

7) SOLE VOTING POWER
NUMBER OF	738,366 (including 76,600 shares subject to call options)
SHARES
BENEFICIALLY	8) SHARED VOTING POWER
OWNED BY	None
EACH
REPORTING	9) SOLE DISPOSITIVE POWER
PERSON	738,366 (including 76,600 shares subject to call options)
WITH
10) SHARED DISPOSITIVE POWER
None

11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
738,366 (including 76,600 shares subject to call options)

12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]

13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.06%

14)	TYPE OF REPORTING PERSON
IA, OO

SCHEDULE 13D
CUSIP No. 254067101		Page 8 of 30 Pages

1)	NAME OF REPORTING PERSON

Barington Capital Group, L.P.

2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[X]
		(b)	[ ]

3)	SEC USE ONLY

4)	SOURCE OF FUNDS
OO

5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
	PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]

6)	CITIZENSHIP OR PLACE OF ORGANIZATION
New York

7) SOLE VOTING POWER
NUMBER OF	1,415,769 (including 125,000 shares subject to call options)
SHARES
BENEFICIALLY	8) SHARED VOTING POWER
OWNED BY	None
EACH
REPORTING	9) SOLE DISPOSITIVE POWER
PERSON	1,415,769 (including 125,000 shares subject to call options)
WITH
10) SHARED DISPOSITIVE POWER
None

11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,415,769 (including 125,000 shares subject to call options)

12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]

13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
2.04%

14)	TYPE OF REPORTING PERSON
PN

SCHEDULE 13D
CUSIP No. 254067101		Page 9 of 30 Pages

1)	NAME OF REPORTING PERSON

LNA Capital Corp.

2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[X]
		(b)	[ ]

3)	SEC USE ONLY

4)	SOURCE OF FUNDS
OO

5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
	PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]

6)	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

7) SOLE VOTING POWER
NUMBER OF	1,415,769 (including 125,000 shares subject to call options)
SHARES
BENEFICIALLY	8) SHARED VOTING POWER
OWNED BY	None
EACH
REPORTING	9) SOLE DISPOSITIVE POWER
PERSON	1,415,769 (including 125,000 shares subject to call options)
WITH
10) SHARED DISPOSITIVE POWER
None

11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,415,769 (including 125,000 shares subject to call options)

12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]

13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
2.04%

14)	TYPE OF REPORTING PERSON
CO

SCHEDULE 13D
CUSIP No. 254067101		Page 10 of 30 Pages

1)	NAME OF REPORTING PERSON

James A. Mitarotonda

2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[X]
		(b)	[ ]

3)	SEC USE ONLY

4)	SOURCE OF FUNDS
OO

5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
	PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]

6)	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

7) SOLE VOTING POWER
NUMBER OF	1,415,769 (including 125,000 shares subject to call options)
SHARES
BENEFICIALLY	8) SHARED VOTING POWER
OWNED BY	None
EACH
REPORTING	9) SOLE DISPOSITIVE POWER
PERSON	1,415,769 (including 125,000 shares subject to call options)
WITH
10) SHARED DISPOSITIVE POWER
None

11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,415,769 (including 125,000 shares subject to call options)

12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]

13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
2.04%

14)	TYPE OF REPORTING PERSON
IN

SCHEDULE 13D
CUSIP No. 254067101		Page 11 of 30 Pages

1)	NAME OF REPORTING PERSON

Clinton Multistrategy Master Fund, Ltd.

2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[X]
		(b)	[ ]

3)	SEC USE ONLY

4)	SOURCE OF FUNDS
WC

5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
	PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]

6)	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

7) SOLE VOTING POWER
NUMBER OF	None
SHARES
BENEFICIALLY	8) SHARED VOTING POWER
OWNED BY	370,935 (including 67,000 shares subject to call options)
EACH
REPORTING	9) SOLE DISPOSITIVE POWER
PERSON	None
WITH
10) SHARED DISPOSITIVE POWER
370,935 (including 67,000 shares subject to call options)

11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
370,935 (including 67,000 shares subject to call options)

12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]

13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.53%

14)	TYPE OF REPORTING PERSON
CO

SCHEDULE 13D
CUSIP No. 254067101		Page 12 of 30 Pages

1)	NAME OF REPORTING PERSON

Clinton Special Opportunities Master Fund, Ltd.

2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[X]
		(b)	[ ]

3)	SEC USE ONLY

4)	SOURCE OF FUNDS
WC

5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
	PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]

6)	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

7) SOLE VOTING POWER
NUMBER OF	None
SHARES
BENEFICIALLY	8) SHARED VOTING POWER
OWNED BY	400,663
EACH
REPORTING	9) SOLE DISPOSITIVE POWER
PERSON	None
WITH
10) SHARED DISPOSITIVE POWER
400,663

11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
400,663

12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]

13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.58%

14)	TYPE OF REPORTING PERSON
CO

SCHEDULE 13D
CUSIP No. 254067101		Page 13 of 30 Pages

1)	NAME OF REPORTING PERSON

Clinton Magnolia Master Fund, Ltd.

2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[X]
		(b)	[ ]

3)	SEC USE ONLY

4)	SOURCE OF FUNDS
WC

5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
	PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]

6)	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

7) SOLE VOTING POWER
NUMBER OF	None
SHARES
BENEFICIALLY	8) SHARED VOTING POWER
OWNED BY	1,274,341 (including 381,000 shares subject to call options)
EACH
REPORTING	9) SOLE DISPOSITIVE POWER
PERSON	None
WITH
10) SHARED DISPOSITIVE POWER
1,274,341 (including 381,000 shares subject to call options)

11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,274,341 (including 381,000 shares subject to call options)

12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]

13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.84%

14)	TYPE OF REPORTING PERSON
CO

SCHEDULE 13D
CUSIP No. 254067101		Page 14 of 30 Pages

1)	NAME OF REPORTING PERSON

Clinton Group, Inc.

2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[X]
		(b)	[ ]

3)	SEC USE ONLY

4)	SOURCE OF FUNDS
AF

5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
	PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]

6)	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

7) SOLE VOTING POWER
NUMBER OF	None
SHARES
BENEFICIALLY	8) SHARED VOTING POWER
OWNED BY	2,045,939 (including 448,000 shares subject to call options)
EACH
REPORTING	9) SOLE DISPOSITIVE POWER
PERSON	None
WITH
10) SHARED DISPOSITIVE POWER
2,045,939 (including 448,000 shares subject to call options)

11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,045,939 (including 448,000 shares subject to call options)

12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]

13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
2.95%

14)	TYPE OF REPORTING PERSON
IA, CO

SCHEDULE 13D
CUSIP No. 254067101		Page 15 of 30 Pages

1)	NAME OF REPORTING PERSON

George E. Hall

2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[X]
		(b)	[ ]

3)	SEC USE ONLY

4)	SOURCE OF FUNDS
AF

5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
	PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]

6)	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

7) SOLE VOTING POWER
NUMBER OF	None
SHARES
BENEFICIALLY	8) SHARED VOTING POWER
OWNED BY	2,045,939 (including 448,000 shares subject to call options)
EACH
REPORTING	9) SOLE DISPOSITIVE POWER
PERSON	None
WITH
10) SHARED DISPOSITIVE POWER
2,045,939 (including 448,000 shares subject to call options)

11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,045,939 (including 448,000 shares subject to call options)

12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]

13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
2.95%

14)	TYPE OF REPORTING PERSON
IN

Page 16 of 30 Pages

This Amendment No. 2 amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on September 25, 2008, as amended by that certain Amendment No. 1 filed with the SEC on October 27, 2008 (collectively, the “Statement”), by and on behalf of Barington Companies Equity Partners, L.P. (“Barington”), the Clinton Group, Inc. and others with respect to the Class A common stock, par value $0.01 per share (the “Common Stock”), of Dillard’s Inc., a Delaware corporation (the “Company”).  The principal executive offices of the Company are located at 1600 Cantrell Road, Little Rock, Arkansas 72201.

Item 2.

Identity and Background.

The fourth paragraph of Item 2 (a) – (c) of the Statement is hereby amended and restated as follows:

As of December 5, 2008, the Reporting Entities are the beneficial owners of, in the aggregate, 3,461,708 shares of Common Stock, which includes 573,000 shares of Common Stock subject to call options, representing approximately 4.98% of the shares of Common Stock presently outstanding based upon the 69,443,560 shares of Common Stock reported by the Company to be issued and outstanding as of August 30, 2008 in its Form 10-Q for the quarterly period ended August 2, 2008 filed with the SEC on September 11, 2008 (the "Issued and Outstanding Shares").

Item 3.

Source and Amount of Funds or Other Consideration.

Item 3 of the Statement is hereby amended and supplemented as follows:

All of the purchases of Common Stock and presently exercisable American-style call options by the Reporting Entities since the filing of the Statement were funded by working capital, which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business.  The amount of funds expended for purchases of Common Stock since the filing of the Statement was approximately $27,000.00 by Barington Companies Equity Partners, L.P., $25,000.00 by Barington Investments, L.P., $48,000.00 by Barington Companies Offshore Fund, Ltd., $594,387.92 by Clinton Special Opportunities Master Fund, Ltd. and $945,500.42 by Clinton Magnolia Master Fund, Ltd.  The amount of funds expended for purchases of presently exercisable call options to acquire Common Stock since the filing of the Statement was approximately $6,318.59 by Barington Companies Equity Partners, L.P., $535.00 by Barington Investments, L.P., $11,052.53 by Barington Companies Offshore Fund, Ltd. and $7,000.00 by Clinton Magnolia Master Fund, Ltd.

Item 4.

Purpose of Transaction.

Item 4 of the Statement is hereby amended and supplemented as follows:

On December 8, 2008, Barington and Clinton Multistrategy Master Fund, Ltd. (“Clinton”) delivered a letter (the “December Demand Letter”) to the Company demanding, pursuant to Section 220 of the Delaware General Corporation Law and the common law of the State of Delaware, copies of certain books and records of the Company in order to enable Barington and Clinton to investigate and communicate with the Company’s stockholders regarding matters relating to their mutual interests as stockholders, including, without limitation, the use of corporate assets, the levels and types of compensation, perquisites and benefits provided to directors and executive officers of the Company or related parties, the nature of any family, business or personal relationships between the Company’s executive officers and directors, Board oversight and certain decisions by the Board or its committees regarding the foregoing matters or otherwise affecting the Board, the management or corporate governance of the Company or other interests of stockholders.  A copy of the December Demand Letter is attached as Exhibit 99.5 and incorporated herein by reference.  The foregoing description of the December Demand Letter is a summary only and is qualified in its entirety by reference to such exhibit.

Page 17 of 30 Pages

Item 5.

Interest in Securities of the Issuer.

Item 5 (a) – (c) of the Statement is hereby amended and restated as follows:

(a) - (b) As of December 5, 2008, Barington Companies Equity Partners, L.P. beneficially owned an aggregate of 422,980 shares of Common Stock, which includes 43,800 shares of Common Stock subject to call options, representing approximately 0.61% of the Issued and Outstanding Shares.  As of December 5, 2008, Barington Investments, L.P. beneficially owned 254,423 shares of Common Stock, which includes 4,600 shares of Common Stock subject to call options, representing approximately 0.37% of the Issued and Outstanding Shares.  As of December 5, 2008, Barington Companies Offshore Fund, Ltd. beneficially owned 738,366 shares of Common Stock, which includes 76,600 shares of Common Stock subject to call options, representing approximately 1.06% of the Issued and Outstanding Shares.  As the general partner of Barington Companies Equity Partners, L.P., Barington Companies Investors, LLC may be deemed to beneficially own the 422,980 shares of Common Stock beneficially owned by Barington Companies Equity Partners, L.P., which includes 43,800 shares of Common Stock subject to call options, representing approximately 0.61% of the Issued and Outstanding Shares.  As the general partner of Barington Investments, L.P., Barington Companies Advisors, LLC may be deemed to beneficially own the 254,423 shares of Common Stock beneficially owned by Barington Investments, L.P., which includes 4,600 shares of Common Stock subject to call options, representing approximately 0.37% of the Issued and Outstanding Shares.  As the investment advisor to Barington Companies Offshore Fund, Ltd., Barington Offshore Advisors II, LLC may be deemed to beneficially own the 738,366 shares of Common Stock beneficially owned by Barington Companies Offshore Fund, Ltd., which includes 76,600 shares of Common Stock subject to call options, representing approximately 1.06% of the Issued and Outstanding Shares.  As the majority member of Barington Companies Investors, LLC, Barington Companies Advisors, LLC and Barington Offshore Advisors II, LLC, Barington Capital Group, L.P. may be deemed to beneficially own the 422,980 shares of Common Stock beneficially owned by Barington Companies Equity Partners, L.P., the 254,423 shares of Common Stock beneficially owned by Barington Investments, L.P. and the 738,366 shares of Common Stock beneficially owned by Barington Companies Offshore Fund, Ltd., constituting an aggregate of 1,415,769 shares of Common Stock, including an aggregate of 125,000 shares of Common Stock subject to call options, representing approximately 2.04% of the Issued and Outstanding Shares.  As the general partner of Barington Capital Group, L.P., LNA Capital Corp. may be deemed to beneficially own the 422,980 shares of Common Stock beneficially owned by Barington Companies Equity Partners, L.P., the 254,423 shares of Common Stock beneficially owned by Barington Investments, L.P. and the 738,366 shares of Common Stock beneficially owned by Barington Companies Offshore Fund, Ltd., constituting an aggregate of 1,415,769 shares of Common Stock, including an aggregate of 125,000 shares of Common Stock subject to call options, representing approximately 2.04% of the Issued and Outstanding Shares.  As the sole stockholder and director of LNA Capital Corp., James A. Mitarotonda may be deemed to beneficially own the 422,980 shares of Common Stock beneficially owned by Barington Companies Equity Partners, L.P., the 254,423 shares of Common Stock beneficially owned by Barington Investments, L.P. and the 738,366 shares of Common Stock beneficially owned by Barington Companies Offshore Fund, Ltd., constituting an aggregate of 1,415,769 shares of Common Stock, including an aggregate of 125,000 shares of Common Stock subject to call options, representing approximately 2.04% of the Issued and Outstanding Shares.  Mr. Mitarotonda has sole voting and dispositive power with respect to the 422,980 shares of Common Stock beneficially owned by Barington Companies Equity Partners, L.P., which includes 43,800 shares of Common Stock subject to call options, the 254,423 shares of Common Stock beneficially owned by Barington Investments, L.P., which includes 4,600 shares of Common Stock subject to call options, and the 738,366 shares of Common Stock beneficially owned by Barington Companies Offshore Fund, Ltd., which includes 76,600 shares of Common Stock subject to call options.  Mr. Mitarotonda disclaims beneficial ownership of any such shares except to the extent of his pecuniary interest therein.

Page 18 of 30 Pages

As of December 5, 2008, Clinton Multistrategy Master Fund, Ltd. beneficially owned 370,935 shares of Common Stock, which includes 67,000 shares of Common Stock subject to call options, representing approximately 0.53% of the Issued and Outstanding Shares.  As of December 5, 2008, Clinton Special Opportunities Master Fund, Ltd. beneficially owned 400,663 shares of Common Stock, representing approximately 0.58% of the Issued and Outstanding Shares.  As of December 5, 2008, Clinton Magnolia Master Fund, Ltd. beneficially owned 1,274,341 shares of Common Stock, which includes 381,000 shares of Common Stock subject to call options, representing approximately 1.93% of the Issued and Outstanding Shares. By virtue of investment management agreements with each of Clinton Multistrategy Master Fund, Ltd., Clinton Special Opportunities Master Fund, Ltd. and Clinton Magnolia Master Fund, Ltd., Clinton Group, Inc. may be deemed to beneficially own the 370,935 shares of Common Stock beneficially owned by Clinton Multistrategy Master Fund, Ltd., the 400,663 shares of Common Stock beneficially owned by Clinton Special Opportunities Master Fund, Ltd. and the 1,274,341 shares of Common Stock beneficially owned by Clinton Magnolia Master Fund, Ltd., constituting an aggregate of 2,045,939 shares of Common Stock, including an aggregate of 448,000 shares of Common Stock subject to call options, representing approximately 2.88% of the Issued and Outstanding Shares.  By virtue of his direct and indirect control of Clinton Group, Inc., Mr. Hall may be deemed to beneficially own the 370,935 shares of Common Stock beneficially owned by Clinton Multistrategy Master Fund, Ltd., the 400,663 shares of Common Stock beneficially owned by Clinton Special Opportunities Master Fund, Ltd., and the 1,274,341 shares of Common Stock beneficially owned by Clinton Magnolia Master Fund, Ltd., constituting an aggregate of 2,045,939 shares of Common Stock, including an aggregate of 448,000 shares of Common Stock subject to call options, representing approximately 2.88% of the Issued and Outstanding Shares.  By virtue of investment management agreements with each of Clinton Multistrategy Master Fund, Ltd., Clinton Special Opportunities Master Fund, Ltd. and Clinton Magnolia Master Fund, Ltd., Clinton Group, Inc. has the power to vote or direct the voting, and to dispose or direct the disposition, of the 370,935 shares of Common Stock beneficially owned by Clinton Multistrategy Master Fund, Ltd., which includes 67,000 shares of Common Stock subject to call options, the 400,663 shares of Common Stock beneficially owned by Clinton Special Opportunities Master Fund, Ltd., and the 1,274,341 shares of Common Stock beneficially owned by Clinton Magnolia Master Fund, Ltd., which includes 381,000 shares of Common Stock subject to call options.  By virtue of his direct and indirect control of Clinton Group, Inc., Mr. Hall is deemed to have shared voting power and shared dispositive power with respect to all shares of Common Stock as to which Clinton Group, Inc. has voting power or dispositive power.  Accordingly, Clinton Group, Inc. and Mr. Hall are deemed to have shared voting and shared dispositive power with respect to the 370,935 shares of Common Stock beneficially owned by Clinton Multistrategy Master Fund, Ltd., which includes 67,000 shares of Common Stock subject to call options, the 400,663 shares of Common Stock beneficially owned by Clinton Special Opportunities Master Fund, Ltd., and the 1,274,341 shares of Common Stock beneficially owned by Clinton Magnolia Master Fund, Ltd., which includes 381,000 shares of Common Stock subject to call options.  Mr. Hall disclaims beneficial ownership of any such shares except to the extent of his beneficial ownership thereof.

Except to the extent expressly stated herein, each Reporting Entity disclaims beneficial ownership of any shares of Common Stock beneficially owned by any other Reporting Entity.

The Reporting Entities do not believe that certain of the foregoing information is called for by the Items of Schedule 13D and are disclosing it for supplemental informational purposes only.  Information with respect to each of the Reporting Entities is given solely by such Reporting Entity and no Reporting Entity shall have responsibility for the accuracy or completeness of information supplied by another Reporting Entity.

Page 19 of 30 Pages

(c)  Information concerning all transactions in shares of Common Stock effected by the Reporting Entities since the filing of the Statement is set forth in the Schedule attached hereto and incorporated herein by reference.

(e)  As of the close of business on December 5, 2008, the Reporting Entities cease to be subject to beneficial ownership filing requirements under Section 13 of the Exchange Act, as their beneficial ownership of Common Stock is now below 5% of the shares of Common Stock presently outstanding.

Item 6.

Contracts, Arrangements, Understanding Or Relationships With Respect To Securities Of The Issuer.

The third paragraph of Item 6 of the Statement is hereby amended and supplemented as follows:

Certain of the Reporting Entities have entered into, and may, from time to time, enter into in the future, certain publicly traded, American-style call and put option market contracts with unrelated third parties.  As of December 5, 2008, Barington Companies Equity Partners, L.P., Barington Investments, L.P. and Barington Companies Offshore Fund, Ltd. beneficially owned 43,800, 4,600 and 76,600 shares of Common Stock, respectively, pursuant to American-style call options with strike prices ranging from $10.00 to $12.50 and expiration dates of December 20, 2008 to February 21, 2009.  As of December 5, 2008, Clinton Multistrategy Master Fund, Ltd. and Clinton Magnolia Master Fund, Ltd. beneficially owned 67,000 and 381,000 shares of Common Stock, respectively, pursuant to American-style call options with strike prices ranging from $5.00 to $12.50 and expiration dates ranging from January 17, 2009 to February 21, 2009.

Item 7.

Material to be Filed as Exhibits.

99.5	Letter, dated December 8, 2008, from Barington and Clinton to the Company.

Page 20 of 30 Pages

SIGNATURES

After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certify that the information set forth in this Statement is true, complete and correct.

Dated:

December 8, 2008

BARINGTON COMPANIES EQUITY PARTNERS, L.P.

By:

Barington Companies Investors, LLC, its general partner

By: /s/ James A. Mitarotonda

Name: James A. Mitarotonda

Title:    Managing Member

BARINGTON COMPANIES INVESTORS, LLC

By: /s/ James A. Mitarotonda

Name: James A. Mitarotonda

Title: Managing Member

BARINGTON INVESTMENTS, L.P.

By:

Barington Companies Advisors, LLC, its general partner

By: /s/ James A. Mitarotonda

Name: James A. Mitarotonda

Title:   Managing Member

BARINGTON COMPANIES ADVISORS, LLC

By: /s/ James A. Mitarotonda

Name: James A. Mitarotonda

Title:   Managing Member

Page 21 of 30 Pages

BARINGTON COMPANIES OFFSHORE FUND, LTD.

By: /s/ James A. Mitarotonda

Name: James A. Mitarotonda

Title:   Authorized Signatory

BARINGTON OFFSHORE ADVISORS II, LLC

By: /s/ James A. Mitarotonda

Name: James A. Mitarotonda

Title:   Managing Member

BARINGTON CAPITAL GROUP, L.P.

By:  LNA Capital Corp., its general partner

By: /s/ James A. Mitarotonda

Name: James A. Mitarotonda

Title:   President and CEO

LNA CAPITAL CORP.

By: /s/ James A. Mitarotonda

Name: James A. Mitarotonda

Title:   President and CEO

/s/ James A. Mitarotonda

James A. Mitarotonda

CLINTON MULTISTRATEGY MASTER FUND, LTD.

By: Clinton Group, Inc., its investment manager

By: /s/ Francis Ruchalski

Name:  Francis Ruchalski

Title: Chief Financial Officer

Page 22 of 30 Pages

CLINTON SPECIAL OPPORTUNITIES MASTER FUND, LTD.

By: Clinton Group, Inc., its investment manager

By: /s/ Francis Ruchalski

Name:  Francis Ruchalski

Title: Chief Financial Officer

CLINTON MAGNOLIA MASTER FUND, LTD.

By: Clinton Group, Inc., its investment manager

By: /s/ Francis Ruchalski

Name:  Francis Ruchalski

Title: Chief Financial Officer

CLINTON GROUP, INC.

By: /s/ Francis Ruchalski

Name:  Francis Ruchalski

Title: Chief Financial Officer

/s/ George E. Hall

George E. Hall

Page 23 of 30 Pages

SCHEDULE

This schedule sets forth information with respect to each purchase and sale of Common Stock which was effectuated by a Reporting Entity since the filing of the Statement.  All transactions were effectuated in the open market through a broker.

Barington Companies Equity Partners, L.P.

Date of Trade	Shares Purchased (Sold)	Price Per Share(*)
10/24/2008	2,700	$10.0000
10/27/2008	(2,700)	$4.1840
10/28/2008	(36,430)	$4.4461
10/29/2008	(7,422)	$5.0128
11/10/2008	(1,039)	$5.0000
11/24/2008	(14,845)	$2.9474
11/25/2008	(14,845)	$3.5614
12/3/2008	(7,422)	$3.6372
12/4/2008	(7,422)	$3.7756
12/5/2008	(22,222)	$3.8009

Barington Investments, L.P.

Date of Trade	Shares Purchased (Sold)	Price Per Share(*)
10/24/2008	2,500	$10.0000
10/27/2008	(2,500)	$4.1840
10/29/2008	(4,620)	$5.0128
11/10/2008	(647)	$5.0000
11/24/2008	(9,240)	$2.9474
11/25/2008	(9,240)	$3.5614
12/3/2008	(4,620)	$3.6372
12/4/2008	(4,620)	$3.7756

Barington Companies Offshore Fund, Ltd.

Date of Trade	Shares Purchased (Sold)	Price Per Share(*)
10/24/2008	4,800	$10.0000
10/27/2008	(4,800)	$4.1840
10/28/2008	(63,570)	$4.4461
10/29/2008	(12,958)	$5.0128
11/10/2008	(1,814)	$5.0000
11/24/2008	(25,915)	$2.9474
11/25/2008	(25,915)	$3.5614
12/3/2008	(12,958)	$3.6372
12/4/2008	(12,958)	$3.7756
12/5/2008	(38,778)	$3.8009

Page 24 of 30 Pages

Clinton Special Opportunities Master Fund, Ltd.

Date of Trade	Shares Purchased (Sold)	Price Per Share(*)
11/03/2008	41,400	$10.00
11/10/2008	(9,850)	$4.29
11/10/2008	(200)	$4.30
11/26/2008	100,000	$3.67

Magnolia Master Fund, Ltd.

Date of Trade	Shares Purchased (Sold)	Price Per Share(*)
10/24/2008	75,000	$3.41
10/24/2008	1,000	$7.50
11/3/2008	41,400	$5.48
11/10/2008	(200)	$4.30
11/10/2008	(9,850)	$4.29
11/20/2008	2,500	$7.50
11/21/2008	10,000	$5.00
11/21/2008	51,500	$7.50

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(*)    Excludes commissions and other execution-related costs